UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

Interim Financial Information

Sendas Distribuidora S.A.

*Interim Financial Information for the Quarter
Ended September 30, 2022*

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ITR – Interim Financial Information – September 30,2022 – SENDAS DISTRIBUIDORA S.A.

Index

Corporate Information / Capital Composition	2
Interim financial information
Individual Statements
Balance Sheet - Assets	3
Balance Sheet - Liabilities	4
Statements of Operations	5
Statements of Comprehensive Income	6
Statements of Changes in Shareholders’ Equity 1/1/2022 to 9/30/2022	7
Statements of Changes in Shareholders’ Equity 1/1/2021 to 9/30/2021	8
Statements of Cash Flows	9

Notes to the consolidated and individual interim financial information	10

1

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Corporate information / Capital composition

Number of Shares	Current year
(Thousands)	9/30/2022
Share Capital
Common	1,348,333
Preferred	0
Total	1,348,333
Treasury Shares
Common	0
Preferred	0
Total	0

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Individual Interim Financial Information / Balance Sheet - Assets
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	9/30/2022	12/31/2021
1	Total Assets	36,422,000	22,854,000
1.01	Current Assets	12,264,000	8,772,000
1.01.01	Cash and Cash Equivalents	4,210,000	2,550,000
1.01.03	Accounts Receivables	505,000	324,000
1.01.03.01	Trade Receivables	454,000	265,000
1.01.03.02	Other Accounts Receivable	51,000	59,000
1.01.04	Inventories	6,047,000	4,380,000
1.01.06	Recoverable Taxes	1,141,000	876,000
1.01.08	Other Current Assets	361,000	642,000
1.01.08.01	Non-current Assets Held for Sale	242,000	550,000
1.01.08.01.01	Non-current Assets Held for Sale	242,000	550,000
1.01.08.03	Others	119,000	92,000
1.01.08.03.01	Derivative Financial Instruments	17,000	4,000
1.01.08.03.02	Dividends Receivable	-	16,000
1.01.08.03.03	Other Current Assets	102,000	72,000
1.02	Non-current Assets	24,158,000	14,082,000
1.02.01	Long-Term Assets	1,382,000	1,086,000
1.02.01.07	Deferred Taxes	23,000	45,000
1.02.01.09	Receivable From Related Parties	264,000	114,000
1.02.01.09.04	Receivable from Others Related Parties	264,000	114,000
1.02.01.10	Other Non-current Assets	1,095,000	927,000
1.02.01.10.04	Recoverable Taxes	911,000	770,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	71,000	119,000
1.02.01.10.06	Derivative Financial Instruments	105,000	28,000
1.02.01.10.07	Other Non-current Assets	8,000	10,000
1.02.02	Investments	823,000	789,000
1.02.02.01	Investments in Associates	823,000	789,000
1.02.02.01.03	Joint Venture Participation	823,000	789,000
1.02.03	Property, Plant and Equipment	16,935,000	10,320,000
1.02.04	Intangible Assets	5,018,000	1,887,000

The accompanying notes are integral part of these interim financial information.

3

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Individual Interim Financial Information / Balance Sheet - Liabilities
R$ (in thousands)

		Current quarter	Prior period
Account code	Account description	9/30/2022	12/31/2021
2	Total Liabilities	36,422,000	22,854,000
2.01	Current Liabilities	13,493,000	8,644,000
2.01.01	Payroll and Related Taxes	616,000	425,000
2.01.01.01	Social Taxes	61,000	55,000
2.01.01.02	Payroll Taxes	555,000	370,000
2.01.02	Trade Payables	9,263,000	5,942,000
2.01.03	Taxes and Contributions Payable	222,000	158,000
2.01.04	Borrowings and Financing	833,000	613,000
2.01.04.01	Borrowings and Financing	323,000	433,000
2.01.04.02	Debentures	510,000	180,000
2.01.05	Other Liabilities	2,559,000	1,506,000
2.01.05.01	Payables to Related Parties	1,340,000	368,000
2.01.05.02	Others	1,219,000	1,138,000
2.01.05.02.01	Dividends and Interest on Equity	-	168,000
2.01.05.02.08	Financing Related to Acquisition of Assets	387,000	197,000
2.01.05.02.09	Deferred Revenue	245,000	356,000
2.01.05.02.12	Other Current Liabilities	212,000	173,000
2.01.05.02.17	Lease Liability	375,000	244,000
2.02	Non-current Liabilities	19,334,000	11,444,000
2.02.01	Borrowings and Financing	11,302,000	7,420,000
2.02.01.01	Borrowings and Financing	1,238,000	1,154,000
2.02.01.02	Debentures	10,064,000	6,266,000
2.02.02	Other Liabilities	7,840,000	3,819,000
2.02.02.01	Payable to Related Parties	82,000	-
2.02.02.01.04	Payables to Other Third Parties	82,000	-
2.02.02.02	Others	7,758,000	3,819,000
2.02.02.02.04	Trade Payables	704,000	-
2.02.02.02.07	Other Non-current Liabilities	13,000	12,000
2.02.02.02.09	Lease Liability	7,041,000	3,807,000
2.02.04	Provision	159,000	205,000
2.02.06	Deferred Earnings and Revenue	33,000	-
2.02.06.02	Deferred Revenue	33,000	-
2.03	Shareholders’ Equity	3,595,000	2,766,000
2.03.01	Share Capital	1,258,000	788,000
2.03.02	Capital Reserves	29,000	18,000
2.03.04	Earnings Reserves	2,311,000	1,961,000
2.03.08	Other Comprehensive Income	(3,000)	(1,000)

The accompanying notes are integral part of these interim financial information.

4

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Individual Interim Financial Information / Statements of Operations
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	7/1/2022 to 9/30/2022	1/1/2022 to 9/30/2022	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021
3.01	Net Operating Revenue	13,832,000	38,566,000	10,845,000	30,342,000
3.02	Cost of Sales	(11,578,000)	(32,341,000)	(8,918,000)	(25,186,000)
3.03	Gross Profit	2,254,000	6,225,000	1,927,000	5,156,000
3.04	Operating Income / Expenses	(1,506,000)	(4,243,000)	(1,127,000)	(3,277,000)
3.04.01	Selling Expenses	(1,062,000)	(2,997,000)	(811,000)	(2,371,000)
3.04.02	General and Administrative Expenses	(211,000)	(572,000)	(167,000)	(456,000)
3.04.05	Other Operating Expenses	(249,000)	(708,000)	(161,000)	(491,000)
3.04.05.01	Depreciation/ Amortization	(232,000)	(649,000)	(162,000)	(461,000)
3.04.05.03	Other Operating Expenses	(17,000)	(59,000)	1,000	(30,000)
3.04.06	Share of Profit of Associates	16,000	34,000	12,000	41,000
3.05	Profit from Operations Before Net Financial Expenses	748,000	1,982,000	800,000	1,879,000
3.06	Net Financial Expenses	(440,000)	(1,070,000)	(164,000)	(443,000)
3.06.01	Financial Income	70,000	217,000	71,000	140,000
3.06.02	Financial Expenses	(510,000)	(1,287,000)	(235,000)	(583,000)
3.07	Income Before Income Tax and Social Contribution	308,000	912,000	636,000	1,436,000
3.08	Income Tax and Social Contribution	(27,000)	(98,000)	(98,000)	(353,000)
3.08.01	Current	(29,000)	(74,000)	(120,000)	(385,000)
3.08.02	Deferred	2,000	(24,000)	22,000	32,000
3.09	Net Income from Continued Operations	281,000	814,000	538,000	1,083,000
3.11	Net Income for the Period	281,000	814,000	538,000	1,083,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share - Total
3.99.01.01	Common	0.208908	0.604492	0.630200	2.324560
3.99.02	Diluted Earnings Per Share - Total
3.99.02.01	Common	0.207879	0.601392	0.629700	2.321200

The accompanying notes are integral part of these interim financial information.

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Individual Interim Financial Information / Statements of Comprehensive Income
R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	7/1/2022 to 9/30/2022	1/1/2022 to 9/30/2022	7/1/2021 to 9/30/2021	1/1/2021 to 9/30/2021
4.01	Net Income for the Period	281,000	814,000	538,000	1,083,000
4.02	Other Comprehensive Income	(2,000)	(2,000)	-	-
4.02.04	Fair Value of Expected Credit Loss	(2,000)	(3,000)	-	-
4.02.06	Tax over other comprehensive income	-	1,000	-	-
4.03	Total Comprehensive Income for the Period	279,000	812,000	538,000	1,083,000

The accompanying notes are integral part of these interim financial information.

6

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Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2022 to 9/30/2022
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.03	Adjusted Opening Balance	788,000	18,000	1,961,000	-	(1,000)	2,766,000
5.04	Capital Transactions with Shareholders	470,000	11,000	(464,000)	-	-	17,000
5.04.01	Capital Contribution	470,000	-	(464,000)	-	-	6,000
5.04.03	Stock Options Granted	-	11,000	-	-	-	11,000
5.05	Total Comprehensive Income	-	-	-	814,000	(2,000)	812,000
5.05.01	Net Income for the Period	-	-	-	814,000	-	814,000
5.05.02	Other comprehensive income	-	-	-	-	(2,000)	(2,000)
5.05.02.07	Fair Value of Expected Credit Loss	-	-	-	-	(3,000)	(3,000)
5.05.02.09	Tax over Other Comprehensive Income	-	-	-	-	1,000	1,000
5.06	Shareholders' Equity	-	-	540,000	(540,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	540,000	(540,000)	-	-
5.07	Closing Balance	1,258,000	29,000	2,037,000	274,000	(3,000)	3,595,000

The accompanying notes are integral part of these interim financial information.

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Individual Interim Financial Information / Statements of Changes in Shareholders' Equity 1/1/2021 to 9/30/2021
R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Shareholders' equity
5.01	Opening Balance	761,000	4,000	582,000	-	1,347,000
5.03	Adjusted Opening Balance	761,000	4,000	582,000	-	1,347,000
5.04	Capital Transactions with Shareholders	26,000	9,000	(63,000)	-	(28,000)
5.04.01	Capital Contribution	26,000	-	-	-	26,000
5.04.03	Stock Options Granted	-	9,000	-	-	9,000
5.04.07	Interest on Equity	-	-	(63,000)	-	(63,000)
5.05	Total Comprehensive Income	-	-	-	1,083,000	1,083,000
5.05.01	Net Income for the Period	-	-	-	1,083,000	1,083,000
5.07	Closing Balance	787,000	13,000	519,000	1,083,000	2,402,000

The accompanying notes are integral part of these interim financial information.

8

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Individual Interim Financial Information / Statements of Cash Flows - Indirect method
R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2022 to 9/30/2022	1/1/2021 to 9/30/2021
6.01	Net Cash Operating Activities	2,904,000	1,122,000
6.01.01	Cash Provided By the Operations	3,011,000	2,313,000
6.01.01.01	Net Income for the Period	814,000	1,083,000
6.01.01.02	Deferred Income Tax and Social Contribution	24,000	(32,000)
6.01.01.03	Loss (Gain) of Disposal of Property and Equipment and Lease	32,000	(14,000)
6.01.01.04	Depreciation and Amortization	700,000	499,000
6.01.01.05	Interest and Monetary Correction	1,204,000	615,000
6.01.01.07	Share of Profit of Associates	(34,000)	(41,000)
6.01.01.08	Reversal for Legal Proceedings	(23,000)	(18,000)
6.01.01.10	Provision for Stock Option	11,000	9,000
6.01.01.11	Allowance for Doubtful Accounts	3,000	2,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	280,000	210,000
6.01.02	Variations in Assets and Liabilities	(107,000)	(1,191,000)
6.01.02.01	Trade Receivables	(191,000)	(54,000)
6.01.02.02	Inventories	(1,947,000)	(931,000)
6.01.02.03	Recoverables Taxes	(406,000)	(133,000)
6.01.02.04	Other Assets	(21,000)	(161,000)
6.01.02.05	Related Parties	101,000	107,000
6.01.02.06	Restricted Deposits for Legal Proceedings	48,000	13,000
6.01.02.07	Trade Payables	2,114,000	252,000
6.01.02.08	Payroll and Related Taxes	191,000	125,000
6.01.02.09	Taxes and Social Contributions Payble	64,000	160,000
6.01.02.10	Provision for Legal Proceedings	(36,000)	(40,000)
6.01.02.11	Deferred Revenue	(78,000)	(146,000)
6.01.02.12	Other Liabilities	38,000	(9,000)
6.01.02.13	Income Tax and Social Contribution, Paid	-	(374,000)
6.01.02.15	Dividends Received	16,000	-
6.02	Net Cash of Investing Activities	(3,440,000)	(1,384,000)
6.02.02	Acquisition of Property, Plant and Equipment	(3,046,000)	(1,557,000)
6.02.03	Acquisition of Intangible Assets	(629,000)	(38,000)
6.02.04	Sale of property, plant and equipment	-	211,000
6.02.09	Sale of assets held for sale	485,000	-
6.02.11	Acquisition of Assets held for Sale	(250,000)	-
6.03	Net Cash of Financing Activities	2,196,000	(389,000)
6.03.01	Capital Contribution	6,000	26,000
6.03.02	Funding of Borrowings and Financing	3,560,000	4,353,000
6.03.03	Payment of Borrowings and Financing	(119,000)	(4,071,000)
6.03.04	Payment of Interest on Borrowings and Financing	(426,000)	(297,000)
6.03.05	Dividends and interest on equity, paid	(168,000)	(85,000)
6.03.09	Payment of Lease Liability	(625,000)	(311,000)
6.03.10	Payment of interest on Lease Liability	(32,000)	(4,000)
6.05	Increase (Decrease) in Cash and Equivalents	1,660,000	(651,000)
6.05.01	Cash and Cash Equivalents at the beginning of the Period	2,550,000	3,532,000
6.05.02	Cash and Cash Equivalents at the end of the Period	4,210,000	2,881,000

The accompanying notes are integral part of these interim financial information.

9

1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (the “Company” or “Sendas”) is a publicly listed company under the segment Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão (B3), under the code "ASAI3" and on the New York Stock Exchange (NYSE), under the ticker "ASAI". The Company is mainly engaged in the retail and wholesale sale of food, bazar, and other products through its chain of stores, represented by the banner “ASSAÍ”. The Company based in the State of Rio de Janeiro, at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá/RJ. On September 30, 2022, the Company operated 233 stores and 12 Distribution Centers which are present in all five regions of the country acting working in 23 states and in the Federal District.

The Company is a direct subsidiary of Wilkes Participações S.A. (“Wilkes”) and indirect subsidiary of Casino Guichard Perrachon.

1.1	Conversion of Extra Hiper stores into Assaí

On October 14, 2021, the Board of Directors of the Company and Grupo Pão de Açúcar ("GPA") approved a transaction involving the conversion of Extra Hiper stores, operated by GPA, into cash & carry stores, operated by the Company under the ASSAÍ brand (“Transaction”).

On December 16, 2021, the Company and GPA signed the “Agreement for Onerous Assignment of Exploration Rights of Commercial Points and Other Agreements” (the “Agreement”), governing the assignment to ASSAÍ of the exploitation rights of up to 70 commercial points located in several states in Brazil, 17 properties owned by GPA and 53 properties owned by third parties, for the total amount of up to R$3,973, to be paid by the Company, which may also involve the acquisition of some existing equipment in the stores.

On April 13, 2022, the Administrative Council for Economic Defense (“CADE”) issued a favorable opinion without restrictions on the sale of the 17 properties owned by GPA to the Barzel Properties real estate investment fund ("Fund").

The closing of the transaction provided for the Agreement is subject to the fulfillment of certain conditions, including, but not limited to, obtaining the previus consent of the property owners and demobilization of the stores by GPA, with deadline to complete the assignment of all commercial points to the Company is October 31, 2022, and this transaction is not subject of approval by competition authorities.

On August 17, 2022, the Board of Directors of GPA and of the Company signed the assignments of receivables with a financial institution, for anticipation the installments between 2023 and 2024 sponsored by the Company, see note 13.2.

Until September 30, 2022, the Company and GPA signed the transfer of 46 commercial points in the amount of R$3,132 (20 commercial points on December 31, 2021 in the amount of R$798) totalling 66 properties, including the 17 properties owned by GPA in the amount of R$1,200, located in the Southeast, North, Northeast, Midwest regions and in the Federal District, which had overcome the previous conditions, see notes 9, 12 and 13. The Company made the total payment in the amount of R$1,850 (R$850 on March 31, 2022 and R$1,000 on December 31, 2021) to GPA related to these acquisitions. Property, plant and equipment acquired from the 17 properties owned by GPA are recorded under “Assets held for sale”, in this quarter, 16 properties were sold. The remaining balance for 1 property is R$95 (R$403 on December 31, 2021), see note 26.

On September 30, 2022, the Company and GPA formalized the extension of the deadline for completion the transfer of 4 remaining properties due to October 31, 2022, which may be extended again.

1.2	Impacts of the pandemic on the Company’s interim financial information

Since December 2019, we face the pandemic COVID-19. The Company has been monitoring the impacts on its operations. Management took actions, among them, we appointed a crisis committee composed of senior management, which makes decisions in line with recommendations of the Brazilian Ministry of Health, local authorities, and professional associations.

The Company implemented all the measures to mitigate the transmission of virus at our stores, distribution centers, and offices, such as frequent sanitization, employees’ safety/protection equipment, flexible working hours, and home office, among others.

Since the beginning of the COVID-19 outbreak, our stores have remained open during periods of general lockdown, as we are considered an essential service. The Company has a strong commitment to society to continue selling essential products to its customers. We did not face supply-side hurdles from industries that continued supplying our distribution centers and stores.

On March 10, 2020, CVM issued circular letter CVM-SNC/SEP No. 02/2020 and on January 29, 2021 issued circular letter CVM-SNC/SEP No. 01/2021, guiding publicly held Companies to carefully assess the impacts of COVID-19 on their business and report in the interim financial information the main risks and uncertainties as result of such analysis, following the applicable accounting standards.

In this regard, the Company fully analyzed its interim financial information, in addition to updating the analyses of going concern. Below are the key topics analyzed:

• The Company reviewed its budget, adopted to estimate the calculation of the recovery of store assets and intangible assets on December 31, 2021, and no significant reductions were seen in revenues, and in other items of the statement of operations to evidence impairment of these assets. Due to uncertainties concerning the end of the pandemic and its macroeconomic effects, the Company analyzed the indication of impairment for certain assets and, accordingly, updated its impairment tests. There were no new elements in the period ended September 30, 2022 that the Company's need to review the asset recovery test.

The recoverable value is determined by calculating the value in use, from cash projections deriving from financial budgets, which were reviewed and approved by senior management for the next three years, considering the assumptions updated for December 31, 2021. The discount rate applied to cash flow projections is 10.40% on December 31, 2021 (9.80% on December 31, 2020), and the cash flows to exceed three years are extrapolated, applying a growth rate of 6.60% on December 31, 2021 (4.62% on December 31, 2020). As a result of this analysis, we did not identify the need for recording a provision for impairment of these assets.

• The Company analyzed the collection of balances of trade receivables from credit card operators, clients, galleries at our stores, property rentals, and concluded that, at this point, it is not necessary to record provisions for losses, in addition to those already recorded;

• Concerning inventories, the Company does not foresee the need to make a market price adjustment;

• Financial instruments already reflect the market assumptions in their valuation, there are no additional exposures not disclosed. The Company is not exposed to significant financing denominated in US dollars;

• At this point, the Company does not foresee additional funding; and

• Finally, the costs necessary to adapt the Company’s stores to serve the public were not significant.

In summary, according to Management’s estimates and the monitoring of the impacts of the pandemic, including the Omicron variant, there are no effects that should be recorded in the Company’s interim financial information for the period ended September 30, 2022, nor are there any effects on the continuity and / or estimates of the Company that would justify changes or recording provisions in addition to those already disclosed. The Company will continue to monitor and evaluate the impacts and, if necessary, will make the disclosures.

1.3	Possible impacts of the military conflict between Russia and Ukraine on the interim financial information

Our business could be adversely affected by unstable economic and political conditions and geopolitical conflicts, such as the conflict between Russia and Ukraine. While we do not have any customer or direct supplier relationships in either country at this time, the current military conflict, and related sanctions, as well as export/import controls or actions that may be initiated by nations including Brazil and other potential uncertainties could adversely affect our business and/or our supply chain, business partners or customers, and could cause changes in our customers buying patterns and interrupt our ability to supply products.

Inflation, energy and commodities costs may fluctuate as a result the conflict between Russia and Ukraine and related economic sanctions. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our suppliers. A continual rise in energy and commodities costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.

While the precise effect of the ongoing military conflict and global economies remains uncertain, they have already resulted in significant volatility in financial markets, as well as in an increase in energy and commodity prices globally. In the event geopolitical tensions fail to abate or deteriorate further, additional governmental sanctions may be enacted adversely impacting the global economy, its banking and monetary systems, markets or customers for our products.

The Company does not operate in these countries, but will continue to monitor the impacts of the war. On September 30, 2022, there are no effects that should be recorded in the Company's interim financial information, nor are there any effects on the Company's continuity and/or estimates that would justify changes or recording of provisions, in addition to those already disclosed. The Company will continue to monitor and assess the impacts and, if necessary, will make the corresponding disclosures.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

The interim financial information have been prepared in accordance with IAS 34 – Interim Financial Reporting issued by International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information have been prepared on the historical cost basis, except for (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. All relevant information in the interim financial information, is being evidenced by and correspond to that used by management in the admnistration of the Company.

The interim financial information are presented in millions of Brazilian Reais (R$), which is the functional currency of the Company.

The interim financial information for the period ended September 30, 2022, were approved by the Board of Directors on October 20, 2022.

3	SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2021, and, therefore, it should be read together.

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3.1	Standards, amendments and interpretation

	In the quarter ended on September 30, 2022, the new current standards were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet on current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

	The preparation of the interim financial information requires Management to makes judgments estimates and assumptions that impact the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year, however, the uncertainty about these assumptions and estimates could result in substantial adjustments to the carrying amount of asset or liability impacted in future periods.

	The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended September 30, 2022, were the same as those adopted in the financial statements for the year ended December 31, 2021, see note 6.

5	CASH AND CASH EQUIVALENTS

						9/30/2022	12/31/2021
	Cash and bank accounts - Brazil					92	74
	Cash and bank accounts - Abroad (i)					25	25
	Financial investments - Brazil (ii)					4,093	2,451
						4,210	2,550

	(i) On September 30, 2022, the Company had funds held abroad, being R$25 in US Dollars (R$25 in US Dollars on December 31, 2021).

	(ii) On September 30, 2022, the financial investments correspond to the repurchase and resale agreements, yielded by the weighted average of 86.66% of CDI - Interbank Deposit Certificate (109.64% of CDI on December 31, 2021) and redeemable within terms less than 90 days, as of the date of investment, without losing income.

6	TRADE RECEIVABLES

					Note	9/30/2022	12/31/2021
	From sales with:
	Credit card companies				6.1	184	75
	Credit card companies with related parties				9.1	92	24
	Sales ticket and payment slips				6.2	154	118
	Trade receivables with related parties				9.1	13	31
	Trade receivables with suppliers/payment slips					19	23
						462	271
	Expected credit loss for doubtful accounts				6.3	(8)	(6)
						454	265

	Set forth below the breakdown of trade receivables by their gross amount by maturity period:

				Overdue
		Total	Due	Up to 30 days	> 90 days
	9/30/2022	462	460	1	1
	12/31/2021	271	269	1	1

6.1	Credit card companies

	The Company, through the cash management strategy, anticipates the amount receivable with credit card companies, without any right of recourse or related obligation and derecognizes the balance of trade receivables.

6.2	Sales ticket and payment slips

	Refers to amounts arising from transactions through receipts: (i) tickets and meal vouchers R$65 (R$56 on December 31, 2021); and (ii) payment slips R$89 (R$62 on December 31, 2021).

6.3	Expected credit loss for doubtful accounts

						9/30/2022	9/30/2021
	At the beginning of the period					(6)	(4)
	Additions					(25)	(23)
	Reversals					23	21
	At the end of the period					(8)	(6)

7	INVENTORIES

					Note	9/30/2022	12/31/2021
	Stores					5,272	3,955
	Distribution centers					1,306	878
	Commercial agreements				7.1	(501)	(416)
	Allowance for loss on inventory obsolescence and damages				7.2	(30)	(37)
						6,047	4,380

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7.1	Commercial agreements

	On September 30, 2022, the amount of unrealized commercial agreements, as a reduction of inventory balance, totaled R$501 (R$416 on December 31, 2021).

7.2	Allowance for loss on inventory obsolescence and damages

				9/30/2022	9/30/2021
	At the beginning of the period			(37)	(51)
	Additions			(294)	(221)
	Reversals			14	11
	Write-offs			287	240
	At the end of the period			(30)	(21)

8	RECOVERABLE TAXES

			Note	9/30/2022	12/31/2021
	State VAT tax credits - ICMS		8.1	1,184	1,153
	Social Integration Program and Contribution for Social Security Financing - PIS/COFINS		8.2	614	370
	Social Security Contribution - INSS			164	54
	Income tax and social contribution			71	61
	Others			19	8
	Total			2,052	1,646

	Current			1,141	876
	Non-current			911	770

8.1	State VAT tax credits - ICMS

	Since 2008, the Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. The referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from a manufacturer or importer or their inflow into the State. The expansion of such system to a wider range of products traded at retail assumes that the trading cycle of these products will end in the State, such that ICMS is fully owed to such State.

	The refund process requires evidence through tax documents and digital files of transactions made, entitling the Company to such a refund. Only after ratification by State tax authorities and/or the compliance with specific ancillary obligations aiming to support such evidence that credits can be used by the Company, which occur in periods after these are generated.

	Since the number of items traded at the retail subject to tax replacement has been continuously increasing, the tax credit to be refunded by the Company has also grown. The Company has been realizing referred credits with authorization for immediate offset with those credits due in view of its operations, through the special regime, also other procedures regulated by state rules.

	With respect to credits that cannot yet be immediately offset, the Company's Management, based on a technical recovery study, based on the future expectation of growth and consequent compensation with taxes payable arising from its operations, believes that its future compensation is viable. The studies mentioned are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information on September 30, 2022, the Company's management has monitoring controls over adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the ICMS balance to be recovered, as shown in the table below:

	Year	Amount
	In 1 year	665
	From 1 to 2 years	233
	From 2 to 3 years	83
	From 3 to 4 years	64
	From 4 to 5 years	37
	After 5 years	102
	Total	1,184

8.2	PIS and COFINS credits

	On March 15, 2017, the Federal Supreme Court (“STF”) recognized, as a matter of general repercussion, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

	The STF decided to modulate the effects of the decision, providing that taxpayers who distributed lawsuits before March 15, 2017 or who had administrative proceedings in progress before that same date, would be have rights to take advantage of the past period. As the decision was rendered in a process with recognized general repercussions, the understanding reached is binding on all judges and courts. The Company filed a lawsuit on October 31, 2013, having obtained a favorable decision and a final and unappealable decision on July 16, 2021, thus allowing the recognition of the credit for the period covered by the lawsuit.

12

Currently the Company, according to the favorable judgment of the Supreme Court, has been recognizing the exclusion of ICMS from the PIS and COFINS calculation basis, based on the same assumptions mentioned previously.

• Expected realization of PIS and COFINS credits

With respect to recoverable PIS and COFINS credits, the Company's Management, based on a technical recovery study, based on future growth expectations and consequent offsetting with debts arising from its operations, projects their future realization. The aforementioned studies are prepared and periodically reviewed based on information extracted from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of September 30, 2022, the Company's Management has monitoring controls on adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the PIS and COFINS balance to be recovered, as shown in the table below:

Year	Amount
In 1 year	259
From 1 to 2 years	229
From 2 to 3 years	126
Total	614

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9	RELATED PARTIES

9.1	Balances and related party transactions

		Assets				Liabilities				Transactions
		Clients		Other assets		Suppliers		Other liabilities		Revenue (expenses)
		9/30/2022	12/31/2021	9/30/2022	12/31/2021	9/30/2022	12/31/2021	9/30/2022	12/31/2021	9/30/2022	9/30/2021
	Controlling shareholders
	Wilkes Participações S.A.	-	-	-	-	-	-	2	2	(7)	(4)
	Euris	-	-	-	-	-	-	1	1	(2)	(1)
	Casino Guichard Perrachon	-	13	-	-	-	-	-	-	(39)	(37)
		-	13	-	-	-	-	3	3	(48)	(42)
	Other related parties
	GPA (i)	13	18	249	100	12	8	1,419	365	(298)	(104)
	Compre Bem	-	-	-	-	-	-	-	-	-	(1)
	Greenyellow	-	-	-	-	-	-	-	-	(25)	(21)
	Joint venture
	Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	92	24	15	14	13	14	-	-	18	10
		105	42	264	114	25	22	1,419	365	(305)	(116)
	Total	105	55	264	114	25	22	1,422	368	(353)	(158)

	Current	105	55	-	-	25	22	1,340	368
	Non-current	-	-	264	114	-	-	82	-

	(i) As of September 30, 2022, the amount recorded in other assets is substantially composed by R$161 referring to the balance receivable from the sale of assets and R$84 referring to the indemnification process signed in the separation agreement between the companies that occured on December 14, 2020. The amount recorded in other liabilities is substantially composed by R$1.192 referring to the acquisition of commercial points and R$200 referring to the indemnification process and refunds signed in the separation agreement between the parties.

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9.2	Management compensation

	Expenses referring to the statutory executive board compensation recorded in the Company’s statement of operations in the periods ended September 30, 2022 and 2021 as follows (amounts expressed in thousands reais):

		Base salary		Variable compensation		Stock option plan		Total
		2022	2021	2022	2021	2022	2021	2022	2021
	Board of director	28,504	21,896	-	-	4,306	5,408	32,810	27,304
	Directors and statutory	43,491	18,162	19,484	10,864	11,939	5,334	74,914	34,360
	Fiscal council	455	202	-	-	-	-	455	202
		72,450	40,260	19,484	10,864	16,245	10,742	108,179	61,866

	The stock option plan refers to the Company's and this plan has been trated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term or long-term benefits granted to members of the Company's management.

10	INVESTMENTS

	The details of the Company's joint venture at the end of the period are show below:

							Participation in investments - %
							Direct participation
	Investment type	Company				Country	9/30/2022	12/31/2021

	Joint venture	Bellamar Empreendimento e Participações S.A.				Brazil	50.00	50.00

	Investments composition and breakdown

					Bellamar
	As of December 31, 2020				769
	Share of profit of associates				41
	As of September 30, 2021				810

	As of December 31, 2021				789
	Share of profit of associates				34
	As of September 30, 2022				823

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11	PROPERTY, PLANT AND EQUIPMENT

11.1	Property, plant and equipment breakdown

		As of December 31, 2021	Additions	Lease modification	Write-off	Depreciation	Transfers and others	As of September 30, 2022
	Lands	570	31	-	-	-	-	601
	Buildings	656	188	-	-	(13)	(48)	783
	Improvements	3,596	2,423	-	(25)	(202)	137	5,929
	Equipment	828	428	-	(2)	(129)	71	1,196
	Facilities	362	162	-	(4)	(25)	7	502
	Furnitures and appliances	416	132	-	(1)	(50)	74	571
	Constructions in progress	235	477	-	(1)	-	(178)	533
	Others	37	12	-	-	(12)	12	49
	Subtotal	6,700	3,853	-	(33)	(431)	75	10,164
	Lease - right of use:
	Buildings	3,604	3,005	479	(10)	(244)	(75)	6,759
	Equipment	16	-	-	-	(4)	-	12
	Subtotal	3,620	3,005	479	(10)	(248)	(75)	6,771
	Total	10,320	6,858	479	(43)	(679)	-	16,935

		As of December 31, 2020	Additions	Lease modification	Write-off	Depreciation	Transfers and others (i)	As of September 30, 2021
	Lands	481	191	-	(2)	-	(122)	548
	Buildings	609	113	-	-	(11)	(137)	574
	Improvements	2,598	809	-	(3)	(131)	(44)	3,229
	Equipment	635	164	-	(2)	(94)	8	711
	Facilities	269	61	-	-	(18)	1	313
	Furnitures and appliances	340	67	-	-	(38)	10	379
	Constructions in progress	78	209	-	-	-	(83)	204
	Others	37	4	-	-	(11)	7	37
	Subtotal	5,047	1,618	-	(7)	(303)	(360)	5,995
	Lease - right of use:
	Buildings	2,423	364	359	(89)	(177)	4	2,884
	Equipment	6	16	-	-	(4)	-	18
	Subtotal	2,429	380	359	(89)	(181)	4	2,902
	Total	7,476	1,998	359	(96)	(484)	(356)	8,897

	(i) On September 30, 2021, presents the transfer between fixed assets to "assets held for sale", in amount of R$356.

16

11.2	Composition of Property, plant and equipment
		9/30/2022			12/31/2021
		Historical cost	Accumulated depreciation	Net amount	Historical cost	Accumulated depreciation	Net amount
	Lands	601	-	601	570	-	570
	Buildings	907	(124)	783	767	(111)	656
	Improvements	6,921	(992)	5,929	4,387	(791)	3,596
	Equipment	1,865	(669)	1,196	1,373	(545)	828
	Facilities	636	(134)	502	472	(110)	362
	Furnitures and appliances	840	(269)	571	635	(219)	416
	Constructions in progress	533	-	533	235	-	235
	Others	139	(90)	49	115	(78)	37
		12,442	(2,278)	10,164	8,554	(1,854)	6,700
	Lease - right of use:
	Buildings	8,007	(1,248)	6,759	4,566	(962)	3,604
	Equipment	58	(46)	12	61	(45)	16
		8,065	(1,294)	6,771	4,627	(1,007)	3,620
	Total property, plant and equipment	20,507	(3,572)	16,935	13,181	(2,861)	10,320

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11.3	Capitalized borrowing costs

	The value of capitalized borrowing costs directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1) / IAS23 - Borrowings Costs and the amount of depreciation and interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2) / IFRS16 - Leases, amounted to R$617 (R$19 on September 30, 2021). The rate used to calculate the borrowing costs eligible for capitalization was 110.77% (130.76% on September 30, 2021) of CDI, corresponding to the effective interest rate of loans taken by the Company.

11.4	Additions to property, plant and equipment for cash flow presentation purpose

			9/30/2022	9/30/2021
	Additions		6,858	1,998
	Leases		(3,005)	(380)
	Capitalized interest		(617)	(19)
	Acquisiton of property, plant and equipment - Additions		(2,914)	(1,510)
	Acquisiton of property, plant and equipment - Payments		2,724	1,468
	Total		3,046	1,557

	Additions related to the acquisition of operating assets, purchase of land and buildings to expansion activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

	The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the year with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.5	Other information

	On September 30, 2022, the Company recorded in the cost of sales and services the amount of R$51 (R$38 on September 30, 2021), relating to the depreciation of machinery, building and facilities of distribution centers.

12	INTANGIBLE ASSETS

		12/31/2021	Additions	Amortiza-tion	9/30/2022

	Goodwill	618	-	-	618
	Softwares	75	11	(12)	74
	Commercial rights (i)	1,136	3,141	(7)	4,270
	Tradename	39	-	-	39
	Subtotal	1,868	3,152	(19)	5,001
	Lease - right of use:
	Assets and rights	19	-	(2)	17
	Subtotal	19	-	(2)	17
	Total	1,887	3,152	(21)	5,018

		12/31/2020	Additions	Amortiza-tion	9/30/2021

	Goodwill	618	-	-	618
	Softwares	70	12	(10)	72
	Commercial rights	310	26	(5)	331
	Tradename	39	-	-	39
	Total	1,037	38	(15)	1,060

	(i) In the period ended September 30, 2022, in the Additions column, are shown the amounts related to the acquisition of the 46 commercial points from Extra Hiper stores, in the amount of R$3.132 see note 1.1.

		9/30/2022			12/31/2021
		Historical cost	Accumulated amortization	Net amount	Historical cost	Accumulated amortization	Net amount

	Goodwill	871	(253)	618	871	(253)	618
	Softwares	144	(70)	74	133	(58)	75
	Commercial rights	4,300	(30)	4,270	1,160	(24)	1,136
	Tradename	39	-	39	39	-	39
		5,354	(353)	5,001	2,203	(335)	1,868
	Lease - right of use:
	Assets and rights	27	(10)	17	28	(9)	19
		27	(10)	17	28	(9)	19
	Total of intangible assets	5,381	(363)	5,018	2,231	(344)	1,887

12.1	Impairment test of intangible assets with an indefinite useful life, including goodwill

	The impairment test of intangible assets uses the same practices described in note 13.1 as part of financial statements on December 31, 2021.

	On December 31, 2021, the Company monitored the plan used to assess impairment for Cash Generating Units (CGUs) and concluded that there is no events which could indicates losses or the need of a new evaluation for the period ended September 30, 2022.

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12.2	Additions to intangible assets for cash flow presentation purpose

		9/30/2022	9/30/2021
	Additions	3,152	38
	Acquisition of intangible assets - Additions	(3,132)	-
	Acquisition of intangible assets - Payments	609	-
	Total	629	38

13	TRADE PAYABLES

		Note	9/30/2022	12/31/2021
	Product suppliers		7,664	6,422
	Service providers		838	74
	Service providers - related parties	9.1	25	22
	Suppliers - Acquisition of Extra Stores	13.2	1,911	-
	Bonuses from suppliers	13.1	(471)	(576)
	Total		9,967	5,942

	Current		9,263	5,942
	Non-current		704	-

13.1	Bonuses from suppliers

	These include bonuses and discounts from suppliers. These amounts are defined in agreements and include amounts referring to discounts by volume of purchases, joint marketing programs, freight reimbursements, and other similar programs. Settlement occurs by offsetting payable to suppliers, according to conditions foreseen in the supply agreements.

13.2	Suppliers - Acquisition of Extra Stores

	As mentioned in note 1.1, in September 2022, the GPA concluded the assignment of receivables in the sale of Extra stores to the Company with a financial institution corresponding to the installments due between 2023 and 2024. The Company's Management, as consenting of the transaction, evaluated the contractual terms of the assignment of receivables and in accordance with CPC 26 (R1) / IAS 1 - Presentation of the financial statements, concluded that there was no change in the conditions originally contracted with the GPA, maintaining the characteristic of the terms and that the payments of the installments will be made directly by the Company to the financial institution, maintaining the same due date and interest previously agreed with GPA. Therefore, management concluded that the characteristic of the operation was maintained as an accounts payable for the acquisition of the commercial points of the Extra Hiper stores.

14	FINANCIAL INSTRUMENTS

	The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

			Note	9/30/2022	12/31/2021
	Financial assets
	Amortized cost
	Cash and cash equivalents		5	4,210	2,550
	Related parties - assets		9.1	264	114
	Trade receivables and other accounts receivable			164	169
	Fair value through income
	Gain of financial instruments at fair value		14.6.1	122	32
	Fair value through other comprehensive income
	Trade receivables with credit card companies and sales tickets			341	155
	Financial liabilities
	Other financial liabilities - amortized cost
	Related parties - liabilities		9.1	(1,422)	(368)
	Trade payables		13	(9,967)	(5,942)
	Financing through acquisition of assets			(387)	(197)
	Borrowings and financing		14.6.1	(1,220)	(1,210)
	Debenture and promissory notes		14.7	(10,574)	(6,446)
	Lease liabilities		16.1	(7,416)	(4,051)
	Fair value through income
	Borrowings and financing, including derivatives		14.6.1	(324)	(341)
	Loss of financial instruments at fair value		14.6.1	(17)	(36)
	Net exposure			(26,226)	(15,571)

	The fair value of other financial instruments described on the table above approximates to the carrying amount based on the existing payments terms. Financial instruments measured at amortized cost, whose fair values differ from carrying amount are disclosed in note 14.4.

14.1	Considerations on risk factors that may affect the Company's business

14.1.1	Credit Risk

	• Cash and cash equivalents

	In order to minimize credit risks, the Company adopts investments policies at financial institutions approved by the Company’s Financial Committee, also taking into consideration monetary limits and financial institution evaluations, which are regularly updated.

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	• Trade receivables

	Credit risk related to trade receivables is minimized by the fact that a large portion of sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies, aiming to strengthen working capital. The sales of receivables result in derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets. Additionally, regarding the trade receivables collected in installments, the Company monitor the risk through the credit concession and by period analysis of the provision for losses.

	The Company also has counterparty risk related to derivative instruments, which is mitigated by the Company carrying out transactions, according to policies approved by governance boards.

	There are no amounts receivable or sales that are individually, higher than 5% of trade receivables or sales.

14.1.2	Interest rate risk

	The Company obtains borrowings and financing with major financial institutions for cash needs for investments. As a result, the Company is mainly exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI Indexed debts. The balance of cash and cash equivalents, indexed to CDI, partially offsets the interest rate risk.

14.1.3	Foreign currency exchange rate risk

	The Company is exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company uses derivatives, such as swaps, aiming to mitigate the foreign currency exchange rate risk, converting the cost of debt into domestic currency and interest rates.

14.1.4	Capital risk management

	The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and adjusts taking into account changes in the economic conditions.

	The capital structure is thus demonstrated:

				9/30/2022	12/31/2021

	Borrowings, financing, debentures and promissory notes			(12,135)	(8,033)
	(-) Cash and cash equivalents			4,210	2,550
	(-) Derivative financial instruments			122	32
	Net debt			(7,803)	(5,451)

	Shareholders’ equity			3,595	2,766
	% Net debt over Shareholders’ equity			217%	197%

14.1.5	Liquidity risk management

	The Company manages liquidity risk through the daily analysis of cash flows and maturities of financial assets and liabilities.

	The table below summarizes the aging profile of the Company’s financial liabilities on September 30, 2022.

		Less than 1 year	1 to 5 years	More than 5 years	Total
	Borrowings and financing	461	1,380	-	1,841
	Debenture and promissory notes	1,158	8,931	5,903	15,992
	Derivative financial instruments	209	259	(1,125)	(657)
	Lease liabilities	1,186	5,192	11,615	17,993
	Trade payable	9,263	704	-	9,967
	Total	12,277	16,466	16,393	45,136

	The table above was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make a payment or be eligible to receive a payment. To the extent that interest rates are floating, the non-discounted amount is obtained based on interest rate curves for the period ended September 30, 2022. Therefore, certain balances are not consistent with the balances reported in the balance sheet.

14.2	Derivative financial instruments

			Notional value		Fair value
			9/30/2022	12/31/2021	9/30/2022	12/31/2021
	Swap of hedge
	Hedge purpose (debt)		2,360	1,888	2,348	1,869

	Long Position
	Fixed rate		106	106	54	60
	USD + Fixed		282	282	271	281
	Hedge - CRI		1,972	1,500	2,023	1,528

	Short Position		(2,360)	(1,888)	(2,243)	(1,873)

	Net hedge position		-	-	105	(4)

20

	Realized and unrealized gains and losses on these contracts during the period ended September 30, 2022, are recorded as financial income or expenses and the balance receivable at fair value is R$105 (balance payable of R$4 on December 31, 2021). Assets are recorded as “financial instruments” and liabilities as “borrowings and financing”.

	The effects of the fair value hedge recorded in the statement of operations for the period ended September 30, 2022, resulted in a gain of R$47, recorded under debt of cost, note 23 (gain R$12 on September 30, 2021).

14.2.1	Fair values of derivative financial instruments

	Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

	Fair values are calculated using projected the future cash flow, using the CDI curves and discounting to present value, using CDI market rates for swap both disclosed by the B3.

	The fair value of exchange coupon swaps versus CDI rate was determined based on market exchange rates effective at the date of the financial statements and projected based on the currency coupon curves.

	In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

14.3	Sensitivity analysis of financial instruments

	The market curves (currencies and interest) of B3 were considered as the most likely scenario, in Management's assessment, on the maturity dates of each of the operations.

	Therefore, in the probable scenario (I) there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the exclusive effect, a deterioration from 5% to 10% was taken into account, respectively, on risk variables, up to one year of financial instruments.

	For the probable scenario, the weighted exchange rate defined was R$5.71 on the due date, and the weighted interest rate was 13.19% per year.

	In the case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating that the effects are not significant.

	The Company disclosed the net exposure of derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the aforementioned scenarios.

						Market projections
	Transactions	Note	Risk (CDI Increase)	Carrying Amount	As of 9/30/2022	Scenario (I)	Scenario (II)	Scenario (III)
	Borrowings and financing	14.6.1	CDI + 1.48% per year	1,220	(1,227)	(482)	(493)	(503)
	Borrowings and financing (fixed rate)	14.6.1	TR + 9.80%	52	(51)	(56)	(60)	(65)
	Borrowings and financing (foreign currency)	14.6.1	USD + 1.06% per per year	272	(271)	(23)	(37)	(52)
	Debenture and promissory notes	14.6.1	CDI + 1.47% per year	10,574	(10,676)	(1,508)	(1,584)	(1,659)
	Total net effect (loss)			12,118	(12,225)	(2,069)	(2,174)	(2,279)

	Cash equivalents	5	86.66%		4,210	574	602	631

	Net exposure loss				(8,015)	(1,495)	(1,572)	(1,648)

14.4	Fair values measurement

	The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46/IFRS 13, which refer to the requirements of measurement and disclosure. The fair value hierarchy levels are defined below:

	Level 1: fair value measurement at the balance date considering quoted (unadjusted) market prices in active markets for identical assets or liabilities which the Company can access at the measure date.

	Level 2: Valuation techniques for which the lowest level inputs that is significant to the fair value measurement is directly or indirectly observable, except for quoted prices included on Level 1.

	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

21

	The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

	The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value of financial instruments measured at amortized cost, for which the fair value has been disclosed in the interim financial information:

			Carrying amount		Fair value
			9/30/2022	12/31/2021	9/30/2022	12/31/2021	Level
	Trade receivables with credit cards companies and sales vouchers		341	155	341	155	2
	Swaps of annual rates between currencies		(17)	(11)	(17)	(11)	2
	Interest rate swaps		2	4	2	4	2
	Interest rate swaps - CRI		120	3	120	3	2
	Borrowings and financing (fair value)		(324)	(341)	(324)	(341)	2
	Borrowings and financing (amortized cost)		(11,794)	(7,656)	(11,621)	(7,372)	2
			(11,672)	(7,846)	(11,499)	(7,562)

	There were no changes between fair value measurement hierarchy levels during the period ended September 30, 2022.

	Interest rate swaps, cross-currency and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate and current and future foreign exchange rate.

14.5	Operations with derivative financial instruments

	The Company has derivative contracts with the following financial institutions: Itaú BBA, Scotiabank and BR Partners.

	The outstanding derivative financial instruments are presented in the table below:

	Description		Notional value	Due date		9/30/2022	12/31/2021
	Debt
	USD - BRL		USD50	2023		(17)	(11)

	Debt
	IPCA - BRL		R$1,972	2028, 2029 and 2031		120	3

	Interest rate swaps registered at CETIP
	Pre-fixed rate x CDI		R$54	2027		1	2
	Pre-fixed rate x CDI		R$52	2027		1	2
	Derivatives - Fair value hedge - Brazil					105	(4)

14.6	Borrowings and financing

14.6.1	Debt composition

		Weighted average	9/30/2022	12/31/2021
	Current
	Debenture and promissory notes	CDI + 1.55% per year	532	194
	Borrowing costs		(22)	(14)
	Total debenture and promissory notes		510	180
				'
	Borrowings and financing
	In national currency
	Working capital	TR + 9.80%	12	14
	Working capital	CDI + 1.83% per year.	26	419
	Borrowing costs		(4)	(4)
	Total national currency		34	429

	In foreign currency
	Working capital	USD + 1.06% per year	272	1
	Total in foreign currency		272	1
	Total of borrowings and financing		306	430

	Derivative financial instruments
	Swap contracts	CDI + 0.86% per year	(17)	(4)
	Swap contracts	CDI + 1.35% per year	17	3
	Total derivative financial instruments		-	(1)
	Total current		816	609

22

			Weighted average	9/30/2022	12/31/2021
	Non-current
	Debenture and promissory notes		CDI + 1.46% per year	10,144	6,329
	Borrowing costs			(80)	(63)
	Total debenture and promissory notes			10,064	6,266

	Borrowings and financing
	In national currency
	Working capital		TR + 9.80%	41	47
	Working capital		CDI + 1.47% per year	1,200	800
	Borrowing costs			(3)	(5)
	Total of national currrency			1,238	842

	In foreign currency
	Working capital		USD + 1.06% per year	-	279
	Total of foreign currency			-	279
	Total of borrowings and financing			1,238	1,121

	Derivative financial instruments
	Swap contracts		CDI + 0.86% per year	(105)	(28)
	Swap contracts		CDI + 1.35% per year	-	33
	Total derivative financial instruments			(105)	5
	Total of non-current			11,197	7,392

	Total			12,013	8,001

	Current asset			17	4
	Non-current asset			105	28
	Current liabilities			833	613
	Non-current liabilities			11,302	7,420

14.6.2	Rollforward of borrowings and financing

			Value
	Balance on December 31, 2020		7,763
	Funding		4,353
	Interest provision		356
	Swap contracts		70
	Mark-to-market		(2)
	Exchange rate and monetary variation		(2)
	Debt modification effect IFRS 9		(63)
	Borrowing costs		45
	Interest amortization		(297)
	Principal amortization		(4,072)
	Swap amortization		1
	Balance on September 30, 2021		8,152

			Value
	Balance on December 31, 2021		8,001
	Funding		3,560
	Interest provision		1,034
	Swap contracts		45
	Mark-to-market		(92)
	Exchange rate and monetary variation		(9)
	Borrowing costs		19
	Interest amortization		(426)
	Principal amortization		(58)
	Swap amortization		(61)
	Balance on September 30, 2022		12,013

14.6.3	Schedule of non-current maturities

	Maturity	Value
	From 1 to 2 years	2,298
	From 2 to 3 years	3,719
	From 3 to 4 years	556
	From 4 to 5 years	398
	After 5 years	4,309
	Total	11,280

	Borrowing cost	(83)
	Total	11,197

23

14.7	Debenture and promissory notes

					Date
		Type	Issue amount (in thousands)	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in Reais)	9/30/2022	12/31/2021
	First Issue of Promissory Notes - 3rd series	Non-preemptive right	50	1	7/4/2019	7/4/2022	CDI + 0.72% per year	-	-	57
	First Issue of Promissory Notes - 4th series	Non-preemptive right	250	5	7/4/2019	7/4/2023	CDI + 0.72% per year	61,403,751	307	281
	First Issue of Promissory Notes - 5th series	Non-preemptive right	200	4	7/4/2019	7/4/2024	CDI + 0.72% per year	61,403,751	246	225
	First Issue of Promissory Notes - 6th series	Non-preemptive right	200	4	7/4/2019	7/4/2025	CDI + 0.72% per year	61,403,751	246	225
	Second Issue of Debentures - 1st series	Non-preemptive right	940,000	940,000	6/1/2021	5/20/2026	CDI + 1.70% per year	1,054	990	951
	Second Issue of Debentures - 2nd series	Non-preemptive right	660,000	660,000	6/1/2021	5/22/2028	CDI + 1.95% per year	1,055	697	668
	Second Issue of Promissory Notes - 1st series	Non-preemptive right	1,250,000	940,000	8/27/2021	8/27/2024	CDI + 1.47% per year	1,506	1,415	1,285
	Second Issue of Promissory Notes - 2nd series	Non-preemptive right	1,250,000	940,000	8/27/2021	2/27/2025	CDI + 1.53% per year	1,506	1,416	1,286
	Third Issue of Debentures - 1st series - CRI	Non-preemptive right	982,526	982,526	10/15/2021	10/16/2028	IPCA + 5.15% per year	1,093	1,074	1,012
	Third Issue of Debentures - 2nd series - CRI	Non-preemptive right	517,474	517,474	10/15/2021	10/15/2031	IPCA + 5.27% per year	1,094	566	533
	Fourth Issue of Debentures - single series	Non-preemptive right	2,000,000	2,000,000	1/7/2022	11/26/2027	CDI + 1.75% per year	1,051	2,103	-
	First Issue of Commercial Paper Notes - single series	Non-preemptive right	750,000	750,000	2/10/2022	2/9/2025	CDI + 1.70% per year	1,021	766	-
	Fifth Issue of Debentures - single series - CRI	Non-preemptive right	250,000	250,000	4/5/2022	3/28/2025	CDI + 0.75% per year	1,000	250	-
	Sixth Issue of Debentures - 1st series - CRI	Non-preemptive right	72,962	72,962	9/28/2022	9/13/2029	CDI + 0.60% per year	1,001	73	-
	Sixth Issue of Debentures - 2nd series - CRI	Non-preemptive right	55,245	55,245	9/28/2022	9/11/2026	CDI + 0.70% per year	1,001	55	-
	Sixth Issue of Debentures - 3rd series - CRI	Non-preemptive right	471,793	471,793	9/28/2022	9/13/2027	IPCA + 6.70% per year	1,000	472	-
	Borrowing cost								(102)	(77)
									10,574	6,446

	Current								510	180
	Non-current								10,064	6,266

	The Company issues debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured, without renegotiation clauses and not convertible into shares.

14.8	Borrowings in foreign currencies

	On September 30, 2022, the Company has loan in foreign currencies (US dollar) to strengthen its the working capital, maintaining its cash strategy, lengthening its indebt profile and make investments.

14.9	Guarantees

	The Company signed a promissory note for a loan agreement with Scotiabank in the amount of USD50 million, which can be executed upon failure of payment of the related loan.

14.10	Swap contracts

	The Company uses swap operations for 100% of its borrowings denominated in US dollars fixed interest rates and IPCA, exchanging these liabilities for Real linked to CDI (floating). The annual weighted average rate CDI on September 30, 2022 was 10.90% (4.40% on December 31, 2021).

14.11	Financial convenants

	In connection with the debentures and promissory notes issued and part of loan operations denominated in foreign currencies, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information drawn up in accordance with the accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00 not exceeding equity; and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.00.

	On September 30, 2022, the Company was compliant with those ratios.

24

15	Provision for legal proceedings

	The provision for legal proceedings is estimated by the Company and it is corroborated by its legal advisors, and such provision is recorded in sufficient amount to settle losses assessed and classified as probable.

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2020	169	64	49	282
	Additions	38	36	7	81
	Reversal	(74)	(18)	(7)	(99)
	Payments	-	(14)	(26)	(40)
	Monetary correction	5	4	5	14
	Balance as of September 30, 2021	138	72	28	238

	Restricted deposits for legal proceedings	(64)	(35)	(2)	(101)
	Net provision of judicial deposits	74	37	26	137

		Tax claims	Social security and labor	Civil	Total
	Balance as of December 31, 2021	109	69	27	205
	Additions	5	54	10	69
	Reversal	(69)	(20)	(3)	(92)
	Payments	-	(23)	(13)	(36)
	Monetary correction	5	5	3	13
	Balance as of September 30, 2022	50	85	24	159

	Restricted deposits for legal proceedings	(10)	(40)	(3)	(53)
	Net provision of judicial deposits	40	45	21	106

15.1	Tax claims

	Tax claims are subject by law to the monthly monetary correction, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest rates charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

	The Company has other tax claims, which according to its legal counsels’ analysis, were provisioned, namely: (i) discussions on the non-application of Prevention Accident Factor (FAP); (ii) discussions with State tax authorities on ICMS tax rate calculated in electricity bills; (iii) IPI on resale of imported goods and (iv) other matters.

	The provisioned amount on September 30, 2022, for these matters is R$50 (R$109 on December 31, 2021).

15.2	Social security and labor

	The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. On September 30, 2022, the Company recorded a provision of R$85 (R$69 on December 31, 2021), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsels, assesses these claims and recording provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

15.3	Civil

	The Company is party to civil proceedings (indemnifications, collections, among others) at in different procedural phases and various central courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

	Among these proceedings, we highlight the following:

	The Company is party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the amount originally paid by stores and the amounts claimed by the adverse party in the lawsuit when internal and external legal counsels consider the probability of changing the lease amount paid by the entity. On September 30, 2022, the provision for these lawsuits amounted to R$19 (R$21 on December 31, 2021), for which there are no judicial deposits for legal proceedings.

	The Company is party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, assisted by its legal counsel, assesses these claims recording provisions for probable cash disbursements, according to the probability of loss. On September 30, 2022, the provision for these lawsuits is R$5 (R$6 on December 31, 2021).

	The Company’s total civil, regulatory and property claims on September 30, 2022, is R$24 (R$27 on December 31, 2021).

25

15.4	Possible contingent liabilities

	The Company has other demands that were classified by Management with the advice of its external lawyers as possible, but not probable, therefore, not accrued, totaling an updated amount of R$2,437 on September 30, 2022 (R$2,346 on December 31, 2021). Accordingly, no provisions were recorded in connection with these proceedings, which are mainly related to:

	IRPJ (corporate income tax), IRRF (withholding income tax), CSLL (social contribution on net income) – The Company received several tax assessment notices relating to tax offsetting proceedings, goodwill disallowance, disagreements regarding payments and overpayments, fines due to non-compliance with ancillary obligation, among other less relevant issues. The amount involved corresponds to R$600 on September 30, 2022 (R$478 on December 31, 2021).

	COFINS, PIS (federal taxes on gross revenues) – The Company has been questioned about discrepancies in payments and overpayments; fine due to non-compliance with ancillary obligation, disallowance of COFINS and PIS credits, among other issues. These proceedings are pending judgment at the administrative and judicial levels. The amount involved in these tax assessments is R$637 on September 30, 2022 (R$609 on December 31, 2021).

	ICMS (State VAT) – The Company received tax assessment notices from State tax authorities in connection with credits from: (i) purchases from suppliers’ acquisitions considered unqualified by the registry of the State Revenue Service; and (ii) among others matters. These tax assessments amount to R$1,099 on September 30, 2022 (R$1,128 on December 31, 2021). These proceedings are pending final judgment at the administrative and judicial levels.

	ISS (services tax), IPTU (urban property tax), Fees and other – The Company has received tax assessments relating to discrepancies in payments of IPTU, fines due to non-compliance with ancillary obligations, ISS – refund of advertising expenses and various fees, totaling R$15 on September 30, 2022 (R$13 on December 31, 2021). These proceedings are pending judgment at the administrative and judicial levels.

	INSS (national institute of social security) – The Company was assessed due to the levy of payroll charges over benefits granted to its employees, among other issues, with possible losses of R$22 on September 30, 2022 (R$56 on December 31, 2021). Proceedings have been discussed in the administrative and judicial levels.

	Other litigation – These proceedings refer to real estate lawsuits in which the Company claims the renewal of lease agreements and rents according to market prices. These lawsuits involve proceedings litigated in civil court, and special civil court, as well as administrative proceedings filed by inspection bodies, such as the consumer defense body (PROCONs), the National Institute of Metrology, Standardization and Industrial Quality – INMETRO, the National Agency of Sanitary Surveillance – ANVISA, among others, totaling R$50 on September 30, 2022 (R$47 on December 31, 2021).

	Three collective proceedings were opened due to an approach to a customer, in August 2021 at the store in Limeira - SP, in which claim supposed racial issues. All cases were satisfactorily answered and are still in the initial phase awaiting regular progress by the judiciary. Therefore, it is still not possible to reasonably estimate the amounts involved, due to the subjectivity of the matter and the absence of precedent in the jurisprudence in collective proceedings on the subject. No significant impact on interim financial information is expected.

	The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent on the final outcome of the lawsuits. Percentages may vary according to qualitative and quantitative factors of each proceeding, on September 30, 2022, the estimated amount, in case of success of all lawsuits, was approximately R$14 (R$15 on December 31, 2021).

15.5	Guarantees

	The Company presented bank guarantees and insurance guarantee to judicial process related a civil, tax and labor nature, described below:

	Lawsuits	Letter of guarantees

	Tax claims	666
	Social security and labor	90
	Civil and others	412
	Total	1,168

	The guarantees cost is aproximately 0.31% per year of the value of the lawsuits and it is registered as expense in the course of time.

15.6	Deduction of ICMS from the calculation basis of PIS and COFINS

	Since the adoption of the non-cumulative regime to calculate PIS and COFINS, the Company has claimed the right to deduct ICMS taxes from the calculation basis of PIS and COFINS. On March 15, 2017, the STF recognized, in terms of general repercussion, the unconstitutionality of including ICMS in the PIS and COFINS calculation basis. In May 2021, the STF Plenary judged the Declaration Embargoes, in relation to the amount to be excluded from the PIS and COFINS calculation basis, if it should only be the ICMS paid, or if all the ICMS highlighted in the invoices, the STF issued a favorable decision to the taxpayers, concluding that all outstanding ICMS should be excluded from the PIS and COFINS calculation basis.

	Since of such decision on March 15, 2017, the procedural progress has been as anticipated by our legal advisors without any change in the management's judgment. On December 31, 2021, with a favorable decision in its actions, the Company recorded its right in the amount of R$216.

26

15.7	Restricted deposits for legal proceedings

	The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	The Company recorded amounts referring to judicial deposits in its assets as follows.

	Lawsuits	9/30/2022	12/31/2021

	Tax claims	11	65
	Social security and labor	50	50
	Civil and others	10	4
	Total	71	119

16	LEASE LIABILITIES

16.1	Minimum future payments and potential right of PIS and COFINS

	Leasing agreements totaled R$7,416 on September 30, 2022 (R$4,051 on December 31, 2021). The minimum future payments as leases, by leases term and with the fair value of minimum lease payments, are as follows:

					9/30/2022	12/31/2021
	Financial lease liabilities - minimum payments
	Less than 1 year				375	244
	1 to 5 years				1,549	1,231
	More than 5 years				5,492	2,576
	Present value of financial lease agreements				7,416	4,051
	Current				375	244
	Non-current				7,041	3,807

	Future financing charges				10,577	4,042
	Gross amount of financial lease agreements				17,993	8,093

	PIS and COFINS embedded in the present value of lease agreements				451	246
	PIS and COFINS embedded in the gross value of lease agreements				1,094	492

	Lease liabilities interest expense is stated in note 23. The incremental interest rate of the Company on the signing date of the agreement was 12.01% in the period ended September 30, 2022 (10.53% on December 31, 2021).

	If the Company adopts the projection of inflation embedded in the nominal incremental rate and converting to a present value as a calculation method, the average percentage of inflation to be project for year would be approximately 8.57% (4.42% on December 31, 2021). The average term of the agreements analyzed is 18.78 years.

16.2	Lease obligation rollforward

				Amount
	As of December 31, 2020			2,776
	Addition - Lease			380
	Lease modification			359
	Interest provision			216
	Principal amortization			(311)
	Interest amortization			(4)
	Write-off due to early termination of agreement			(102)
	As of September 30, 2021			3,314

				Amount
	As of December 31, 2021			4,051
	Addition - Lease			3,005
	Lease modification			479
	Interest provision			547
	Principal amortization			(625)
	Interest amortization			(32)
	Write-off due to early termination of agreement			(9)
	As of September 30, 2022			7,416

16.3	Lease expense on variable rents, low-value, and short-term assets

			9/30/2022	9/30/2021
	(Expenses) revenues of the period:
	Variables (1% of sales)		(25)	(5)
	Subleases (i)		36	21

	(i) It refers mainly to the revenue from rental contracts to be received from commercial galleries.

27

17	DEFERRED REVENUES

			9/30/2022	12/31/2021

	Sale and Leaseback		145	68
	Back Lights (i)		57	233
	Checkstand (ii)		22	41
	Commercial agreement - payroll (iii)		40	-
	Marketing		13	12
	Gift card and others		1	2
	Total		278	356

	Current		245	356
	Non-current		33	-

	(i) Rental of backlight panels.
	(ii) Supplier product exhibition modules, or check stands and rental of displays.
	(iii) Commercial agreement with a financial institution regarding exclusivity for payroll processing.

18	INCOME TAX AND SOCIAL CONTRIBUTION

18.1	Reconciliation of income tax and social contribution expense

					9/30/2022	9/30/2021
	Earnings before income tax and social contribution				912	1,436
	Expense of income tax and social contribution at nominal rate				(310)	(488)

	Adjustments to reflect the effective rate
	Tax fines				(1)	(1)
	Share of profits				12	14
	Interest on Equity				-	22
	ICMS subsidy - tax incentives (i)				176	-
	Interest Selic credits				-	81
	Current year credit				25	-
	Tax benefits				-	19
	Effective income tax				(98)	(353)

	Income tax and social contribution for the period
	Current				(74)	(385)
	Deferred				(24)	32
	Income tax and social contribution expenses				(98)	(353)

	Effective tax				10.7%	24.6%

	(i) The Company ascertain tax benefits that are characterized as investment subsidies as provided for in Complementary Law n° 160/17 and Law n°. 12,973/14. For the period ended September 30, 2022, the Company excluded the IRPJ and CSLL calculation bases from the amount constituted in the tax incentive reserve, see note 19.4.

18.2	Breakdown of deferred income tax and social contribution

	Key components of deferred income tax and social contribution in the balance sheet are the following:

				9/30/2022			12/31/2021
				Assets	Liabilities	Net	Assets	Liabilities	Net
	Deferred income tax and social contribution
	Tax losses			155	-	155	167	-	167
	Provision for legal proceedings			42	-	42	59	-	59
	Exchange rate variation			-	(16)	(16)	-	(7)	(7)
	Goodwil tax amortization			-	(317)	(317)	-	(317)	(317)
	Mark-to-market adjustment			-	(23)	(23)	1	-	1
	Property, plant and equipment and intangible assets			33	-	33	33	-	33
	Unrealized gains (loss) with tax credits			4	-	4	-	(28)	(28)
	Cash flow hedge			-	(39)	(39)	-	(26)	(26)
	Lease net of right of use			120	-	120	150	-	150
	Provision for restructuring			12	-	12	-	-	-
	Provision of inventory			12	-	12	15	-	15
	Others			40	-	40	-	(2)	(2)
	Gross deferred income tax and social contribution assets (liabilities)			418	(395)	23	425	(380)	45

	Compensation			(395)	395	-	(380)	380	-

	Net deferred income tax and social contribution assets (liabilities), net			23	-	23	45	-	45

	Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income. This assessment was based on information from the strategic planning report previously approved by the Board of Directors of the Company.

	The Company estimates the recovery of the deferred tax assets as follows:

	Years	Amount
	Up to 1 year	74
	From 1 year to 2 years	202
	From 4 years to 5 years	5
	More than 5 years	137
		418

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18.3	Rollfoward of deferred income tax and social contribution

				9/30/2022	12/31/2021
	At the beginning of the period			45	(82)
	Benefits in the period			(24)	127
	Tax over other comprehensive income			1	-
	Others			1	-
	At the end of the period			23	45

19	SHAREHOLDERS’ EQUITY

19.1	Capital stock and stock rights

	The capital stock on September 30, 2022, is R$1,258 (R$788 on December 31, 2021), represented by 1,348,332,666 registered common shares (1,346,674,477 on December 31, 2021), all non-par and registered shares. According to the Company's bylaws, the Company’s authorized capital stock may be increased up to 2 billion common shares.

	On February 21, 2022, the Board of Directors approved a capital contribution in the amount of R$1, through the issuance of 239,755 common shares.

	At the Extraordinary General Meeting held on April 28, 2022, the Company approved, observing the authorized capital limit, the increase of capital stock in the amount R$464 through the capitalization of profit reserves, without issuance new shares.

	On May 9, 2022, the Board of Directors approved a capital contribution in the amount of R$2, through the issuance of 298,919 common shares.

	On July 27, 2022, the Board of Directors approved a capital contribution in the amount of R$3, through the issuance of 1,119,515 common shares.

	The Company's shareholding structure is shown as follows:

		9/30/2022		12/31/2021
		Number of shares	Participation	Number of shares		Participation
	Controlling shareholders	558,665,102	41.43%	557,857,105		41.42%
	Outstanding shares	789,667,564	58.57%	788,817,372		58.58%
	Total	1,348,332,666	100.00%	1,346,674,477		100.00%

19.2	Distribution of dividends

	On March 28, 2022, the management's proposal was disclosed to the market in relation to the amounts of dividends and allocation of the Company's profits on December 31, 2021.

	At the Annual General Meeting ("AGM") held on April 28, 2022, our shareholders voted to approve the minimum mandatory dividend in the aggregate amount of R$224, calculated in accordance with Brazilian Corporate Law and our bylaws, with respect to the fiscal year ended December 31, 2021. This amount excludes the tax incentive reserve related to the recognition of tax credits for investment subsidy in the total amount of R$709. Of the total dividend amount, R$56 was paid on October 14, 2021 as interest on shareholders’ equity, and the amount of R$168 corresponding to R$0.125038407679398 per common share, it was paid on June 27, 2022, holders of ADSs received the dividend distribution to which they were entitled through the Sendas Depositary.

19.3	Expansion Reserve

	At the AGM held on April 28, 2022 the constitution of the expansion reserve in the amount of R$631 was approved, against the profit reserve of the year 2021.

19.4	Tax incentive reserve

	The tax incentive reserve by the States started to be considered subsidies for investments, deductible for the calculation of income tax and social contribution. Thus, for the period ended September 30, 2022, the Company allocated the amount of R$540 (R$709 on December 31,2021) to the tax incentive reserve.

	As provided for in article 30 of Law 12,973/14, the tax incentive reserve may be used to absorb losses, provided that the other profit reserves have already been fully absorbed, with the exception of the legal reserve, or for an increase in capital. Within the same legal provision, the tax incentive reserve and legal reserve are not part of the calculation basis for the minimum mandatory dividend, and the Company must subject it to taxation, in case of distribution.

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19.5	Share-based payment

19.5.1	Recognized Options Granted

	Information relating to the Company's option plan and compensation plan is summarized below:

					9/30/2022
					Number of shares (in thousands)
	Granted series	Grant date	1st exercise date	Strike price on the grant date (in reais)	Grantees	Exercised	Cancelled	Current
	B8	5/31/2021	6/1/2024	0.01	363	(10)	(29)	324
	C8	5/31/2021	6/1/2024	13.39	363	(10)	(29)	324
	B9	5/31/2022	6/1/2025	0.01	2,163	-	-	2,163
	C9	5/31/2022	6/1/2025	12.53	1,924	-	-	1,924
					4,813	(20)	(58)	4,735

19.5.2	Consolidated information of Company's share-based payment plans

	According to the plans, the options granted in each of the series may represent maximum 2% of the total shares issued by the Company.

	The table below shows the maximum percentage of dilution to which current shareholders eventually being subject to in the event that all options granted are exercised until September 30, 2022:

				9/30/2022
				(in thousands)

	Number of shares			1,348,332
	Balance of effective stock options granted			4,735
	Maximum percentage of dilution			0.35%

	The fair value of each option granted is estimated on the grant date, by using the options pricing model “Black&Scholes” taking into account the following assumptions for B8, C8, B9 and C9 series: (a) expectation of dividends of 1.28% (series 8) and 1.20% (series 9); (b) expectation of volatility nearly 37.06% (series 8) and 37.29% (series 9); (c) the weighted average interest rate without risk of 7.66% (series 8) and 12.18% (series 9), and (d) exit rate of approximately 8.00% in both series.

	The expectation of remaining average life of the series outstanding at September 30, 2022 is 20 months (series 8) and 32 months (series 9). The weighted average fair value of options granted at September 30, 2022 was R$17.21 and R$7.69 (B8 and C8 respectively), and R$15.27 and R$7.35 (B9 and C9 respectively).

				Shares	Weighted average of exercise price		Weighted average of remaining contractual term
				in thousands	R$
	At December 31, 2021			668	6.70		2.42

	At September 30, 2022
	Granted during the period			4,087	5.90
	Exercised during the period			(20)	6.01
	Outstanding at the end of the period			4,735	6.01		2.78
	Total to be exercised at September 30, 2022			4,735	6.01		2.78

	The amount recorded in the statement of operations for the period ended September 30, 2022 were R$9 (R$1 on September 30, 2021).

20	NET OPERATING REVENUE

				9/30/2022	9/30/2021
	Gross operating revenue
	Goods			42,113	32,912
	Services rendered and others			123	80
				42,236	32,992
	(-) Revenue deductions
	Returns and sales cancellation			(76)	(56)
	Taxes			(3,594)	(2,594)
				(3,670)	(2,650)

	Net operating revenue			38,566	30,342

30

21	EXPENSES BY NATURE

		9/30/2022	9/30/2021

	Inventory costs	(31,817)	(24,767)
	Personnel expenses	(2,313)	(1,817)
	Outsourced services	(167)	(184)
	Selling expenses	(597)	(452)
	Functional expenses	(649)	(474)
	Other expenses	(367)	(319)
		(35,910)	(28,013)

	Cost of sales	(32,341)	(25,186)
	Selling expenses	(2,997)	(2,371)
	General and administrative expenses	(572)	(456)
		(35,910)	(28,013)

22	OTHER OPERATING EXPENSES, NET

		9/30/2022	9/30/2021

	Result with property, plant and equipment and lease	(32)	14
	Provision for legal proceedings	(2)	3
	Reestructuring expenses and others	(25)	(46)
	Others	-	(1)
	Total	(59)	(30)

23	NET FINANCIAL RESULT

		9/30/2022	9/30/2021
	Financial income
	Cash and cash equivalents interest	108	57
	Monetary correction (assets)	100	77
	Other financial income	9	6
	Total financial income	217	140

	Financial expenses
	Cost of debt	(583)	(319)
	Cost and discount of receivables	(70)	(30)
	Monetary correction (liabilities)	(274)	(11)
	Interest on leasing liabilities	(333)	(210)
	Other financial expenses	(27)	(13)
	Total financial expenses	(1,287)	(583)
	Total	(1,070)	(443)

24	Earnings per share

	The Company calculates earnings per share by dividing the net income, referring to each class of share, by total outstanding common shares during the period.

	The table below sets forth the net income available to holders of common shares and the weighted average number of common shares outstanding used to calculate basic and diluted earnings per share in each period:

				9/30/2022	9/30/2021
	Basic number:
	Allocated basic earnings and not distributed			814	1,083
	Net income allocated available to common shareholders			814	1,083

	Basic denominator (millions of shares)
	Weighted average of the number of shares			1,347	466
	Basic earnings per million shares (R$)			0.604492	2.32456

				9/30/2022	9/30/2021
	Diluted number:
	Allocated diluted earnings and not distributed			814	1,083
	Net income allocated available to common shareholders			814	1,083

	Diluted denominator (millions of shares)
	Weighted average of the number of shares			1,347	466

	Weighted average of stock options plan			7	1
	Diluted weighted average of shares			1,354	467
	Diluted earnings per million shares (R$)			0.601392	2.32120

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25	Non-cash transactions

	The Company had transactions that did not represent a cash disbursement, and therefore, such transactions were not presented in the cash flow statements, as described below:

	• Acquistion of intangibles with related parties and suppliers, in notes 9.1, 12.2 and 13.3.
	• Acquistion of property, plant and equipment not yet paid, in note 11.4.
	• Acquistion of assets held for sale with related parties, in note 26.1.

26	ASSETS HELD FOR SALE

			9/30/2022	12/31/2021
	Sale and leaseback		147	147
	Extra Hiper stores (i)		95	403
			242	550

	(i) As of September 30, 2022, corresponds to 1 property owned by GPA, which is sold to the Barzel Properties real estate investment fund, see note 1.1.

26.1	Additions to assets held for sale for cash flow presentation purpose

		9/30/2022
	Additions	797
	Acquisition of assets - Additions	(797)
	Acquisition of assets - Payments	250
	Total	250

27	SUBSEQUENT EVENTS

27.1	Capital contribution

	At the meeting of the Board of Directors held on October 20, 2022, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$3 through the issuance of 650,808 common shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.